U.S. SECURITIES AND EXCHANGE COMMISSION

 Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File No.: 001-04192

MFC Industrial Ltd.

(Translation of Registrant’s name into English)

Suite #1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date: July 20, 2015

NEWS RELEASE

BOARD CHANGES TO REFLECT TRADE FINANCE FOCUS

NEW YORK (July 20, 2015) . . . MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) announces today that in connection with the Company’s new direction to focus on trade and structure finance including with its proposed acquisition of a Western European bank, Peter Kellogg and William Horn have stepped down as Directors of the Company.

Peter Kellogg commented: “I am very supportive of the Company’s focus on trade finance and banking and believe it represents an attractive opportunity. With this new direction, particularly the focus on Europe, I believe this is an opportune time for a change. I wish the Company the best success with this endeavor to enhance value for all of its stakeholders.”

Michael Smith, the Managing Director of the Company, commented: “On behalf of MFC, I wish to thank Mr. Kellogg and Mr. Horn for their guidance and contributions. They leave the Company with their ideas on corporate governance firmly in place.”

In connection with its new focus, the Company is conducting a search for candidates with experience and expertise with export credit agencies, trade finance and banking, particularly in Europe, in order to enhance its board.

About MFC Industrial Ltd.

MFC is a global supply chain company and is active in a broad spectrum of activities including:  sourcing a wide range of products, trade finance and logistics and risk management services for producers and consumers around the world. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

The preceding includes forward looking statements, which involve known and unknown risks and uncertainties which may not prove to be accurate, including statements regarding future plans. Forward-looking statements are not based on historical fact and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause the Company’s actual results, revenues, performance or achievements to differ materially from expectations include, among other things: decisions made by the third-party operator of the Company’s royalty interest, general business and economic conditions globally, commodities price volatility, industry trends, competition and other factors beyond the Company’s control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Additional information about these and other assumptions, risks and uncertainties are set out in the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2015, filed with the Canadian securities regulators and on the Form 6-K with the United States Securities and Exchange Commission, and its Annual Report on Form 20-F for the year ended December 31, 2014.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

MFC INDUSTRIAL LTD.

Suite 1860 – 400 Burrard Street

Vancouver, British Columbia

V6C 3A6

2.	Date of Material Change:

The material change described in this report occurred on July 17, 2015.

3.	News Release:

On July 20, 2015, MFC Industrial Ltd. (the "Company") issued a news release through the facilities of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change:

On July 20, 2015, the Company announced that, Peter Kellogg and William Horn stepped down as directors of the Company.

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

On July 20, 2015, the Company announced that Mr. Kellogg and Mr. Horn stepped down as directors of the Company.

For further information, please refer to the attached press release of the Company dated July 20, 2015.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted by any of the securities commissions respecting the material change and this report:

Samuel Morrow

Chief Financial Officer

Telephone: (604) 683-8286 (contact through Rene Randall)

9.	Date of Report:

July 20, 2015

NEWS RELEASE

BOARD CHANGES TO REFLECT TRADE FINANCE FOCUS

NEW YORK (July 20, 2015) . . . MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) announces today that in connection with the Company’s new direction to focus on trade and structure finance including with its proposed acquisition of a Western European bank, Peter Kellogg and William Horn have stepped down as Directors of the Company.

Peter Kellogg commented: “I am very supportive of the Company’s focus on trade finance and banking and believe it represents an attractive opportunity. With this new direction, particularly the focus on Europe, I believe this is an opportune time for a change. I wish the Company the best success with this endeavor to enhance value for all of its stakeholders.”

Michael Smith, the Managing Director of the Company, commented: “On behalf of MFC, I wish to thank Mr. Kellogg and Mr. Horn for their guidance and contributions. They leave the Company with their ideas on corporate governance firmly in place.”

In connection with its new focus, the Company is conducting a search for candidates with experience and expertise with export credit agencies, trade finance and banking, particularly in Europe, in order to enhance its board.

About MFC Industrial Ltd.

MFC is a global supply chain company and is active in a broad spectrum of activities including:  sourcing a wide range of products, trade finance and logistics and risk management services for producers and consumers around the world. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

The preceding includes forward looking statements, which involve known and unknown risks and uncertainties which may not prove to be accurate, including statements regarding future plans. Forward-looking statements are not based on historical fact and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause the Company’s actual results, revenues, performance or achievements to differ materially from expectations include, among other things: decisions made by the third-party operator of the Company’s royalty interest, general business and economic conditions globally, commodities price volatility, industry trends, competition and other factors beyond the Company’s control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Additional information about these and other assumptions, risks and uncertainties are set out in the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2015, filed with the Canadian securities regulators and on the Form 6-K with the United States Securities and Exchange Commission, and its Annual Report on Form 20-F for the year ended December 31, 2014.